Hudbay Minerals Inc.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The following describes the matter voted upon and the outcome of the votes at the Special Meeting of Shareholders (the "Meeting") of Hudbay Minerals Inc. (the "Corporation") held on June 13, 2023.

The matter voted upon at the Meeting is described in greater detail in the Corporation's Notice of Special Meeting and Joint Management Information Circular dated May 15, 2023 (the "Circular") that was made available to shareholders prior to the Meeting.

Hudbay Resolution

At the Meeting, the ordinary resolution (the "Hudbay Resolution") was approved, approving the issuance by the Corporation of such number of common shares of the Corporation as may be required to be issued pursuant to or in connection with the plan of arrangement under Part 9, Division 5 of the Business Corporations Act (British Columbia) among the Corporation and Copper Mountain Mining Corporation ("CMMC"), pursuant to which the Corporation will acquire all of the issued and outstanding common shares of CMMC. The full text of the Hudbay Resolution is set out in Appendix A to the Circular. The voting results are set forth in the table below:

Number of Votes	Number of Votes	Percentage of Votes
FOR	AGAINST	FOR

173,883,694	277,212	99.84%

Date: June 13, 2023

HUDBAY MINERALS INC.

(signed) Patrick Donnelly
Name:	Patrick Donnelly
Title:	Senior Vice President, Legal and
Organizational Effectiveness